UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73800 / December 10, 2014

Admin. Proc. File No. 3-16054

In the Matter of

AJ ACQUISITION CORP. I, INC.,
AJ ACQUISITION CORP. II, INC.,
ALPINE ALPHA 1, LTD.,
DECA INVESTMENTS, INC., and
VITAMINSPICE

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by AJ Acquisition Corp. I, Inc., AJ Acquisition Corp. II,
Inc., Alpine Alpha 1, Ltd., Deca Investments, Inc., or VitaminSpice , and the Commission has
not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to AJ Acquisition Corp. I, Inc., AJ Acquisition Corp. II,
Inc., Alpine Alpha 1, Ltd., Deca Investments, Inc., and VitaminSpice. The order contained in

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[1]   17 C.F.R. § 201.360(d).

[2]   *AJ Acquisition Corp. I, Inc., AJ Acquisition Corp. II, Inc., Alpine Alpha 1, Ltd., Deca Invs.,
Inc., Trident Acquisitions, Inc., and VitaminSpice,* Initial Decision Rel. No. 676 (Sept. 23, 2014),
109 SEC Docket 17, 2014 WL 4702598. The stock symbol and Central Index Key numbers are:
1483053 for AJ Acquisition Corp. I, Inc.; 1483055 for AJ Acquisition Corp. II, Inc.; 1444090 for
Alpine Alpha 1, Ltd.; 1511081 for Deca Investments, Inc.; and VTMS and 1382056 for
VitaminSpice.

that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of AJ Acquisition Corp. I, Inc., AJ Acquisition Corp. II, Inc., Alpine Alpha 1, Ltd., Deca Investments, Inc., and VitaminSpice are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:
	:
AJ ACQUISITION CORP. I, INC.,	: INITIAL DECISION MAKING
AJ ACQUISITION CORP. II, INC., :	FINDINGS AND REVOKING
ALPINE ALPHA 1, LTD.,	: REGISTRATIONS BY DEFAULT
DECA INVESTMENTS, INC.,	: September 23, 2014
TRIDENT ACQUISITIONS, INC., and	:
VITAMINSPICE	:

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of AJ Acquisition Corp. I, Inc., AJ Acquisition Corp. II, Inc., Alpine Alpha 1, Ltd., Deca Investments, Inc., and VitaminSpice (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 5, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on September 9, 2014.[2] To date, none has filed an Answer to the OIP, due ten days after service. *See* OIP at 3; 17 C.F.R. §

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[1] Trident Acquisitions, Inc., remains in the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

AJ Acquisition Corp. I, Inc. (CIK No. 1483053),[3] is a revoked Nevada corporation located in Manalapan, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2011, which reported a net loss of $11,854 from the company's January 29, 2010, inception to April 30, 2011.

AJ Acquisition Corp. II, Inc. (CIK No. 1483055), is a revoked Nevada corporation located in Manalapan, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2011, which reported a net loss of $11,813 from the company's January 29, 2010, inception to April 30, 2011.

Alpine Alpha 1, Ltd. (CIK No. 1444090), is a dissolved Delaware corporation located in Alpine, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $515,226 from the company's October 29, 2007, inception to June 30, 2011.

Deca Investments, Inc. (CIK No. 1511081), is a revoked Nevada corporation located in Pennington, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $3,277 for the prior nine months. Moreover, the company has never filed a Form 10-K since its registration on January 26, 2011.

VitaminSpice (CIK No. 1382056) is a dissolved Wyoming corporation located in Wayne, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VitaminSpice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of August 12, 2014, the company's stock (symbol "VTMS") was traded on the over-the-counter markets. On August 5, 2011, the company filed a Chapter 11 petition, subsequently converted to Chapter 7, in the U.S. Bankruptcy Court for the District of Eastern Pennsylvania, but the case was dismissed on July 17, 2013.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j) :

the REGISTRATION of the registered securities of AJ Acquisition Corp. I, Inc., is REVOKED;

the REGISTRATION of the registered securities of AJ Acquisition Corp. II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Alpine Alpha 1, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Deca Investments, Inc., is REVOKED; and

the REGISTRATION of the registered securities of VitaminSpice is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

               Carol Fox Foelak
               Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).